SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact disclosed on October 30, 2020, the closing of the public offering with restricted efforts, pursuant to CVM Instruction 476, of January 16, 2009, as amended (“CVM Instruction 476”), of debentures issued by the subsidiary Companhia de Geração e Transmissão de Energia Eletrica do Sul do Brasil - CGT Eletrosul S.A. (“CGT Eletrosul”) as detailed below:

300,000 (three hundred thousand) simple debentures, not convertible into shares, of the unsecured type, in a single series, with a unit face value of R$ 1,000.00 (one thousand reais) were subscribed and paid up, totaling R$ 300,000,000,00 (three hundred million reais) on the issue date, with the purpose of being used by CGT Eletrosul in the following priority projects, as approved by the Ministry of Mines and Energy, under the terms of Ordinance No. 389, of October 27, 2020:

(i) Project 1 - reinforcements in electric energy transmission facilities, related to the Curitiba Substation;

(ii) Project 2 - Reinforcements in electric energy transmission facilities, related to the Areia Substation;

(iii) Project 3 - Reinforcements in electric energy transmission facilities, related to Ivaiporã, Siderópolis ESU, J. Lacerda-B and Joinville Substations, and 138 kV Biguaçu - Itajaí Fazenda Transmission Line.

(iv) Project 6 - Reinforcements in electric energy transmission facilities, related to Foz do Chapecó, Sarandi, Londrina ESU, Guaíra, Cascavel Oeste, Siderópolis ESU and Caxias Substations, to the 230 kV Londrina ESUL - Maringá C1 Transmission Line, 230 kV Transmission Line Cascavel Oeste - Guaíra - C1, Transmission Line 230 kV Monte Claro - Nova Prata 2 - C1 and C2, Transmission Line 230 kV Nova Prata 2 - Vila Maria - C1 and C2 and Transmission Line 230 kV Passo Fundo - Vila Maria - C1 and C2;

(v) Project 13 - Reinforcements in electric energy transmission facilities, related to Areia, Alegrete, Atlântida 2, Anastácio, Biguaçu, Caxias, Caxias Sul 5, Campos Novos, Canoinhas ESU, Curitiba, Farroupilha, Forquilhinha, Gravataí, Gravataí 2, Itá, Ivaiporã, Jorge Lacerda B, Lageado Grande, Missões, Nova Santa Rita, Osório 2, Passo Fundo, Santa Cruz 1, Santo Ângelo, Sede (Eletrosul Operation Center) and Tapera 2;

(vi) Project 16 - Reinforcements in electric energy transmission facilities, related to the Farroupilha Substation; and

(vii) Project 17 - Reinforcements in electric energy transmission facilities, related to the Blumenau Substation.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The maturity of the debentures will be 8 (eight) years from the date of issue, expiring, therefore, on November 15, 2028. The updated Unit Nominal value of the Debentures will incur remuneration interest corresponding to 3,75% (three and seventy-five hundredths percent) per year, base 252 (two hundred and fifty-two) Business Days, calculated on the Unit Nominal Value Updated by the variation of the National Consumer Price Index (“IPCA”) , calculated and released monthly by the Brazilian Institute of Geography and Statistics (“IBGE”), from the Profitability Start Date to the date of its effective payment (“Monetary Update”), being the product of the Monetary Update incorporated into the Nominal Unit Value or balance of the Unit Nominal Value of the Debentures, as the case may be (“Updated Unit Nominal Value”), calculated as provided for in the “Private Deed Instrument of the 1st (First) Issue of Simple Debentures, Unconvertible into Shares, Unsecured, in a Single Series, for Public Distribution, with Restricted Efforts, of the Companhia de Geração e Transmissão de Energia Eletrica do Sul do Brasil – Eletrobras CGT Eletrosul S.A.”, as amended.

Rio de Janeiro, December 15, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.